

May 30, 2014

Via E-mail
Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

      Re: Woodward, Inc.
               Form 10-K for Fiscal Year Ended September 30, 2013
               Filed November 14, 2013
               Response dated May 1, 2014
               Form 10-Q for Fiscal Quarter Ended March 31, 2014
               Filed April 23, 2014
               File No. 000-08408

Dear Mr. Weber:

We have reviewed the above-referenced filings and have the following comments. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

1.   We will continue our review of your response to prior comment 5 after you file the amendment mentioned in that response.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.   Please tell us how you have ensured that your disclosure in this section provides all information required by Regulation S-K Item 303 regarding trends and uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, and known events that will cause a

material change in the relationship between costs and revenues. In your response, please address incentive compensation among any other relevant items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): A. Christopher Fawzy, General Counsel
Woodward, Inc.